UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 03, 2023

Barclays Bank PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays Bank PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Notice of intention to redeem debt securities dated 08 June 2023
Exhibit No. 2	Notice of redemption of debt securities dated 09 June 2023
Exhibit No. 3	Publication of a Prospectus dated 19 June 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS BANK PLC
(Registrant)

Date: July 03, 2023

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

8 June 2023
Barclays Bank PLC

Intention to redeem notes

U.S.$600,000,000 Undated Floating Rate Primary Capital Notes ISIN: GB0000779529 (principal amount currently outstanding: U.S.$121,230,000)

Up to U.S.$1,200,000,000 Undated Floating Rate Primary Capital Notes Series 2 ISIN: GB0000777705 (principal amount currently outstanding: U.S.$254,130,000)

U.S.$600,000,000 Junior Undated Floating Rate Notes ISIN: GB0000784164 (principal amount currently outstanding: U.S.$37,940,000)

(together, the "Notes")

Barclays Bank PLC (the "Company") announces that it intends to redeem in full each series of Notes in accordance with their respective terms and conditions. The Company anticipates completing the redemption of each series of Notes on the next respective interest payment date, falling on 26 July 2023 (in the case of the series of Notes with ISIN GB0000779529), 31 August 2023 (in the case of the series of Notes with ISIN GB0000777705) and 30 November 2023 (in the case of the series of Notes with ISIN GB0000784164).

This announcement is not a formal notice of redemption in respect of any series of Notes. Before redeeming any Notes, the Company intends to give formal notice of redemption to the holders thereof in accordance with the terms and conditions of the relevant Notes.

This announcement is released by the Company and contains inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) No 596/2014 as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, as amended ("UK MAR"), encompassing information relating to the Notes.

Should any holder of Notes have any queries in relation to this announcement please contact:

Barclays Debt Investor Relations Team
Barclays Bank PLC
1 Churchill Place
London E14 5HP
United Kingdom
+44 20 7116 1000
Email: DebtIRTeam@barclays.com

Daniel Colvin Head of Debt Investor Relations	Susie Guo Group Media Relations
Forward looking statements

This announcement contains certain forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended, with respect to the Company. The Company cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. Forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'may', 'will', 'seek', 'continue', 'aim', 'anticipate', 'target', 'projected', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', 'achieve' or other words of similar meaning. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Company's or the Company and its subsidiaries' (the "Barclays Bank Group") future financial position, income levels, costs, assets and liabilities, impairment charges, provisions, capital, leverage and other regulatory ratios, capital distributions (including dividend policy and share buybacks), return on tangible equity, projected levels of growth in the banking and financial markets, industry trends, any commitments and targets (including environmental, social and governance ("ESG") commitments and targets), business strategy, plans and objectives for future operations and other statements that are not historical or current facts. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements speak only as at the date on which they are made. Forward-looking statements may be affected by a number of factors, including, without limitation: changes in legislation, regulation and the interpretation thereof, changes in International Financial Reporting Standards ("IFRS") and other accounting standards, including practices with regard to the interpretation and application thereof and emerging and developing ESG reporting standards, the outcome of current and future legal proceedings and regulatory investigations the policies and actions of governmental and regulatory authorities, the Barclays Bank Group's ability along with governments and other stakeholders to measure, manage and mitigate the impacts of climate change effectively, environmental, social and geopolitical risks and incidents and similar events beyond the Barclays Bank Group's control, the impact of competition; capital, leverage and other regulatory rules applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions, including inflation, volatility in credit and capital markets; market related risks such as changes in interest rates and foreign exchange rates; higher or lower asset valuations; changes in credit ratings of any entity within the Barclays Bank Group or any securities issued by it; changes in counterparty risk; changes in consumer behaviour; the direct and indirect consequences of the conflict in Ukraine on European and global macroeconomic conditions, political stability and financial markets; direct and indirect impacts of the coronavirus ("COVID-19") pandemic; instability as a result of the UK's exit from the European Union ("EU"), the effects of the EU-UK Trade and Cooperation Agreement and any disruption that may subsequently result in the UK and globally; the risk of cyber-attacks, information or security breaches or technology failures on the Barclays Bank Group's reputation, business or operations; the Barclays Bank Group's ability to access funding; and the success of acquisitions, disposals and other strategic transactions. A number of these factors are beyond the Barclays Bank Group's control. As a result, the Barclays Bank Group's actual financial position, results, financial and non-financial metrics or performance measures or its ability to meet commitments and targets may differ materially from the statements or guidance set forth in the Barclays Bank Group's forward-looking statements.
Additional risks and factors which may impact the Barclays Bank Group's future financial condition and performance are identified in the Company's regulatory filings with the SEC (including, without limitation, the Company's Annual Report filed with the US Securities and Exchange Commission (the "SEC") on Form 20-F on 15 February 2023 in respect of the year ended 31 December 2022), which are available on the SEC's website at www.sec.gov.
Subject to the Company's obligations under the applicable laws and regulations of any relevant jurisdiction (including, without limitation, the UK and the U.S.), in relation to disclosure and ongoing information, the Company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Exhibit No. 2

THIS NOTICE IS IMPORTANT AND REQUIRES THE IMMEDIATE ATTENTION OF HOLDERS. If you are in any doubt about the contents of this notice you are recommended to seek your own professional advice. For distribution only (a) in the United States, to qualified institutional buyers (as defined in Rule 144A under the United States Securities Act of 1933, as amended (the "Securities Act")), and (b) outside the United States to persons other than "U.S. persons" (as defined in Regulation S of the Securities Act). Not for release, publication or distribution in or into, or to any person located or resident in, any other jurisdiction where it is unlawful to release, publish or distribute this notice.

9 June 2023

Barclays Bank PLC
Notice of Redemption and Cancellation of Listing to the Holders of

U.S.$600,000,000 Undated Floating Rate Primary Capital Notes ISIN: GB0000779529 (principal amount currently outstanding: U.S.$121,230,000) (the "Notes")

NOTICE IS HEREBY GIVEN by Barclays Bank PLC (the "Company") to the holders of the Notes, that the Company will fully redeem all of the outstanding Notes on 26 July 2023 (the "Redemption Date"), in accordance with Condition 4(b) (Repayment and Purchase - Optional Repayment) of the terms and conditions of the Notes (the "Conditions"), having satisfied the applicable conditions to redemption but subject to Condition 2(b) (Status and Subordination). Pursuant to the Conditions, the outstanding Notes will be redeemed on the Redemption Date at their principal amount together with interest in respect thereof accrued from, and including, 26 January 2023 to, but excluding, the Redemption Date (the "Redemption Amount"). There are no Arrears of Interest outstanding in respect of the Notes.

Payment of the Redemption Amount will be made on 26 July 2023 through the relevant clearing systems. Pursuant to Condition 4(d) (Repayment and Purchase - Cancellation and Re-Sale), all Notes so redeemed will be cancelled together with all unmatured Coupons and Talons attached thereto or surrendered therewith. Accordingly, the listing of the Notes on the Official List of the Financial Conduct Authority and the admission of the Notes to trading on the Regulated Market of the London Stock Exchange plc will be cancelled on, or shortly after, 26 July 2023.

Terms used but not defined in this notice shall have the meanings given to them in the Conditions.

Should any holder of the Notes have any queries in relation to this notice of redemption please contact:

Barclays Debt Investor Relations Team
Barclays Bank PLC
1 Churchill Place
London E14 5HP
United Kingdom
+44 20 7116 1000
Email: DebtIRTeam@barclays.com

This notice of redemption is issued and directed only to the holders of the Notes and no other person shall, or is entitled to, rely or act on, or be able to rely or act on, its contents, and it should not be relied upon by any holder of Notes for any other purpose.

Exhibit No. 3

Publication of Base Prospectus

The following base prospectus ("Prospectus") has been approved by the Financial Conduct Authority and the International Securities Market and is available for viewing:

Base Prospectus dated 19 June 2023 for the Barclays Bank PLC Debt Issuance Programme.

Please read the disclaimer below "Disclaimer - Intended Addressees" before attempting to access this service, as your right to do so is conditional upon complying with the requirements set out below.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1981D_1-2023-6-19.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Prospectus available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Prospectus. In accessing the Prospectus, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

THE PROSPECTUS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE PROSPECTUS IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE PROSPECTUS MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Prospectus or make an investment decision with respect to any Notes issued or to be issued pursuant to the Prospectus, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act). By accessing the Prospectus, you shall be deemed to have represented that you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act), and that you consent to delivery of the Prospectus and any supplements thereto via electronic publication.

You are reminded that the Prospectus has been made available to you on the basis that you are a person into whose possession the Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Prospectus to any other person.

The Prospectus does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction. Under no circumstances shall the Prospectus constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Prospectus, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Prospectus has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Prospectus made available to you in electronic format and the hard copy version available to you on request from the issuer.

Your right to access this service is conditional upon complying with the above requirement.